Exhibit (a)(5)(xvi)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing Reminds PacNet Shareholders to Tender Stock by July 10 Deadline
NEW YORK, July 7 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, today issued the following reminder to shareholders of Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”) that MediaRing’s tender to buy all outstanding shares of PacNet expires at 5:00 p.m., New York City time, July 10, 2006. PacNet shareholders should note that they will lose the opportunity to tender their shares for US$9.50 net in cash per share if MediaRing does not acquire and own (together with its existing 4.8%) more than 50% of the issued shares of PacNet as of the July 10 expiration date.
MediaRing is offering to purchase shares of PacNet at a revised price of US$9.50 each, a 47.1% premium over the closing price on February 24, the last trading day before its intention to buy the shares was made public. The revised price also represents a 15.2% premium over MediaRing’s initial offer of US$8.25 a share.
MediaRing urges PacNet’s shareholders to seriously consider the following key points when considering the offer:
•	MediaRing is making a generous all-cash offer while PacNet’s business plan is still untested, will take years to generate any significant returns, and may not succeed.

•	There is no guarantee that PacNet shares will remain at current levels and not decline once the revised offer expires. The revised offer price is 47.1% higher than PacNet’s stock price before MediaRing first announced its intention to tender.

•	We believe shareholders should question Vantage’s rejection of our revised offer. We believe Vantage’s decision is premised on different interests and considerations from other PacNet shareholders, given that the success of our offer will prejudice the re-listing ability of Vantage.

•	PacNet admits that it did not consult the Singapore regulators regarding the independence of Vantage’s representatives on PacNet’s board. . This is a critical issue as it goes to the independence of the board’s recommendation on our offer.

•	PacNet is moving into highly-competitive markets fraught with risks. Shareholders need to ask themselves if PacNet has the capacity to bring those plans to fruition.

•	There continues to be no alternative offers or concrete proposals available to all shareholders. MediaRing’s premium offer is the only offer on the table.
The applicable rules require that MediaRing acquire and own (together with its existing 4.8%) more than 50% of the issued shares of PacNet as of the expiration date before the offer is successful.

For the benefit of PacNet shareholders, MediaRing plans to provide a subsequent offering period of at least 14 calendar days but not more than 20 business days, if and only if, the conditions to the offer are satisfied and therefore the offer is successful as of its final expiration at 5:00 p.m., New York City time, July 10, 2006. MediaRing stresses that if the minimum tender condition is not satisfied by the final expiration date, then it will not be able to provide a subsequent offering period or further extend the offer1 and PacNet shareholders will lose the opportunity to tender their shares for US$9.50 net in cash per share.
MediaRing further emphasizes that if the conditions to the offer are satisfied and therefore the offer is successful, it will accept all tenders received as of the final expiration date. MediaRing expects to promptly pay for all such shares tendered in cash. It will pay for tenders made during the subsequent offer period promptly after they are received.
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This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet or Vantage Corporation), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.

[1] Unless with the approval of the Securities Industry Council of Singapore or if a competitive situation arises.

About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873   Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

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